                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)



                           SISKON GOLD CORPORATION
- -------------------------------------------------------------------------------
                              (Name of Issuer)


               Class A Common Stock, par value $.001 per share
- -------------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 829715-10-1
           -------------------------------------------------------
                               (CUSIP Number)

         Glenn A. Ives                               J. Hovey Kemp, Esq.
         Vengold Inc.                            Davis, Graham & Stubbs LLP
200 Burrard Street, Suite 1788                1225 New York Avenue, Suite 1200
 Vancouver, BC V6C 3L6 Canada                    Washington, D.C. 20005-3919
        (604) 664-7050                                 (202) 822-8660
- -------------------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)


                                May 21, 1996
              ------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                                  SCHEDULE 13D

- ----------------------------------------                  ----------------------
  CUSIP No. 829715-10-1                                        Page 2 of 9 Pages
           ---------------------------                    ----------------------
- ----------------------------------------

- --------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                                Vengold Inc.
- --------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) / /
                                                                        (b) / /

- --------------------------------------------------------------------------------
  3     SEC USE ONLY


- --------------------------------------------------------------------------------
  4     SOURCE OF FUNDS

                                WC
- --------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)


- --------------------------------------------------------------------------------

  6     CITIZENSHIP OR PLACE OF ORGANIZATION

                                Canada
- --------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

      NUMBER OF                 5,997,111
       SHARES     --------------------------------------------------------------
    BENEFICIALLY     8    SHARED VOTING POWER
      OWNED BY
        EACH
      REPORTING   --------------------------------------------------------------
       PERSON        9    SOLE DISPOSITIVE POWER
        WITH
                                5,997,111
                  --------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER


- --------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                5,997,111
- --------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                              / /

- --------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                35%
- --------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON

                                CO
- --------------------------------------------------------------------------------

                 ITEM 1.          SECURITY AND ISSUER.

         This statement relates to the shares of the Class A Common Stock, par value $.001 per share (the "Class A Common") of Siskon Gold Corporation (the "Issuer"). The address of the Issuer is 350 Crown Point Circle, Suite 100, Grass Valley, California 95945.


                 ITEM 2.          IDENTITY AND BACKGROUND.

         The person filing this statement is Vengold Inc., a corporation continued under the Canada Business Corporations Act ("Vengold"), which is the sole stockholder of SJ Gold Holdings Inc., a Delaware corporation ("SJ Gold"). Vengold is engaged in the exploration, development and extraction of minerals. Vengold's and SJ Gold's principal business and office address is 200 Burrard Street, Suite 1788, Vancouver, British Columbia V6C 3L6 Canada.

         Vengold has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

         During the past five years Vengold has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has or would subject it to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Vengold is a corporation domiciled in Canada.


                 ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER
                                  CONSIDERATION.

         The cash consideration of $5,000,000 for the purchase of the securities was made from Vengold's general working capital.


                 ITEM 4.          PURPOSE OF TRANSACTION.

         On November 15, 1995, Vengold, through its wholly owned subsidiary, SJ Gold, acquired (i) 39,062.5 shares of Series 2 Class B Common Stock of the Issuer (the "Series 2 Shares") for a purchase price of $51.20 per share (an aggregate purchase price of $2,000,000), which shares are convertible at the option of SJ Gold into 781,250 shares of the Issuer's Class A Common Stock ("Class A Common") (which conversion equates to a price for the underlying Class A Common of $2.56 per share); (ii) a convertible secured note of the Issuer (the "Convertible Note") in the principal amount of $3,000,000, convertible into 1,171,875 shares of the Issuer's Class A Common at a conversion price of $2.56 per share; (iii) Series Y Warrants of the Issuer (the "Series Y Warrants") exercisable for up to 2,000,000 shares of the Issuer's Class A Common on or before December 31, 1996, at an exercise price of $3.50 per share; and (iv) Series Z Warrants of the Issuer (the "Series Z Warrants") exercisable for up to





                                                               PAGE 3 OF 9 PAGES

2,000,000 shares of the Issuer's Class A Common on or before November 15, 1997, at an exercise price of $4.00 per share.

         Vengold, through SJ Gold, initially acquired the Series 2 Shares, the Convertible Note, the Series Y Warrants and the Series Z Warrants (collectively, the "Securities") for investment purposes. Pursuant to a Standstill Agreement with the Issuer, Vengold was prohibited until March 14, 1996 from acquiring any additional shares of the capital stock of the Issuer or initiating or soliciting any tender offer, business combination, voting agreement or other arrangement with respect to control or acquisition of the Issuer without the approval of a majority of the Issuer's Board of Directors not affiliated with or elected by Vengold.

         As a condition to Vengold's investment in the Issuer, a new class of capital stock (the Series 2 Shares) was created. The Series 2 Shares are common shares and vote with the holders of the Class A Common as a single class (on a converted basis). However, pursuant to the Certificate of Determination relating to the Series 2 Shares, Vengold was entitled to elect two directors to the Issuer's Board of Directors. Messrs. Glenn A. Ives and Robert J. Gallagher, each an officer of Vengold, were appointed by the Issuer's Board of Directors as directors ("Vengold's Director Designees"). Pursuant to the Purchase Agreement, the Issuer also agreed to create a Budget Committee to oversee management's preparation and implementation of budgets for the development of the Issuer's San Juan Property and the exploration and development of the Issuer's Big Horn Property. The Budget Committee was comprised of three directors, two of which were Vengold's Director Designees. The provisions of the underlying agreements which established the Budget Committee provided that it was to remain in place so long as the funds made available to the Issuer through Vengold's purchase of the Securities had not been fully expended. The non-Vengold Directors took the position that the Vengold funds had been fully expended and voted to dissolve the Budget Committee on May 21, 1996. In light of such action by the Board, Messrs. Ives and Gallagher determined that their presence on the Issuer's Board of Directors was no longer necessary and they resigned effective May 21, 1996.

         Vengold intends to review on a continuing basis its interest in the Issuer and its other business opportunities, and, depending upon its evaluation of the Issuer's operations and prospects, market conditions for the Issuer's mineral production and different business opportunities presented to Vengold, it may determine to pursue other courses of action, including exploring the feasibility of selling all or a portion of Vengold's interest in the Issuer. Pursuant to the Stock, Note and Warrant Purchase Agreement dated November 15, 1995 between Vengold, SJ Gold and the Issuer (the "Purchase Agreement"), Vengold has requested that the Issuer effect a registration with the Securities and Exchange Commission with respect to all the Class A Common shares currently held by Vengold or available to Vengold upon conversion of any of the other Securities owned by Vengold.

         Except as described above, Vengold has no present plans or intentions that relate to or would result in any of the transactions described in paragraph (a) through (i) of Item 4 of Schedule 13D.





                                                               PAGE 4 OF 9 PAGES

                 ITEM 5.          INTEREST IN THE SECURITIES OF THE ISSUER.

         (a) Vengold may be deemed to be the beneficial owner of 5,997,111 shares of the Class A Common, representing approximately 35% of the issued and outstanding shares of the Class A Common (based on approximately 17,037,055 shares of Class A Common outstanding as of March 31, 1996, which includes the November 15, 1995 conversion of a portion of the Seamans' debt (as defined below in Item 6) and the required conversion of an additional portion of the Seamans' debt which will occur upon Vengold's exercise of its Y Warrant), consisting of:

                 (i) 43,986 shares of Class A Common received by Vengold as interest on the Convertible Note;

                 (ii) 781,250 shares of Class A Common issuable upon conversion of the 39,062.5 outstanding Series 2 Shares. Each Series 2 Share is convertible at any time into twenty (20) shares of Class A Common;

                 (iii) 2,000,000 shares of Class A Common issuable upon exercise of the Series Y Warrants. Each Series Y Warrant entitles the holder to purchase one share of Class A Common for a purchase price of $3.50 per share at any time prior to December 31, 1996;

                 (iv) 2,000,000 shares of Class A Common issuable upon exercise of the Series Z Warrants. Each Series Z Warrant entitles the holder to purchase one share of Class A Common for a purchase price of $4.00 per share at any time prior to November 15, 1997; and

                 (v) 1,171,875 shares of Class A Common issuable upon conversion of the Convertible Note in the principal amount of $3,000,000. The Convertible Note is convertible into shares of Class A Common at a conversion price of $2.56 per share at any time prior to maturity thereof (maturity being November 15, 1998) and bears interest at the rate of 10% per annum. The first two payments of interest on the note will be paid to Vengold in the form of Class A Common and the third interest payment in the form of cash. The Convertible Note is secured by a lien on certain property of the Issuer, which lien is pari passu with a lien on the assets of the Issuer held by the Seamans, who hold the Issuer's pre-existing convertible debt.

All of the foregoing Securities are held by SJ Gold, the wholly-owned subsidiary of Vengold.

         (b) Vengold, through its wholly-owned subsidiary SJ Gold, has sole power to vote and to dispose of the 5,997,111 Class A Common issuable upon conversion of the Series 2 Shares and the Convertible Note and upon exercise of the Series Y Warrant and the Series Z Warrant. Notwithstanding the foregoing, Vengold has provided the Issuer with a three-year right of first refusal for 30 days which will be triggered upon notice of an intent to dispose of any of the Securities or the underlying shares of Class A Common in a private sale.





                                                               PAGE 5 OF 9 PAGES

         (c)     Pursuant to the Seamans/SJ Gold Agreement (as defined below in
Item 6), Vengold has been granted a one-year right of first refusal covering the shares of Class A Common beneficially owned by the Seamans, a significant stockholder of the Issuer.

         (d) Except as set forth in Item 4 above, Vengold has not engaged in any transactions in the Class A Common during the 60 days preceding the date of this statement.


                 ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Pursuant to the Purchase Agreement, SJ Gold purchased the Securities for an aggregate consideration of $5,000,000. The proceeds of the investment by Vengold are to be used by the Issuer for the development of the Issuer's San Juan Property (a gold mine located in Nevada County, California) and the exploration and development of the Issuer's Big Horn Property (a potential gold mine located in Los Angeles County, California). In consideration for such investment, the Issuer granted Vengold the following rights:

                 (i) affirmative and negative covenants requiring Vengold's consent for the Issuer to (a) enter into any sale or disposition of substantial assets; (b) engage in any acquisitions or mergers; (c) make any significant capital expenditures; (d) amend the Issuer's certificate of incorporation or bylaws; (d) sell any shares of capital stock (except pursuant to existing stock option plans or a public offering); or (e) liquidate, dissolve or effect a recapitalization or reorganization;

                 (ii)      preemptive rights allowing Vengold to
maintain its fully-diluted percentage interest in the Issuer on any new offerings of the Issuer's capital stock except pursuant to stock option plans or a public offering;

                 (iii) demand registration rights for the resale of Vengold's shares of Class A Common on any one occasion which Vengold exercised on May 21, 1996 or the right to include such shares in any offering by the Issuer, in each case at the Issuer's expense; and

                 (iv) the right of Vengold to appoint two directors to the Issuer's Board of Directors, two members to the Budget Committee and at least one member to any other committee of the Issuer's Board of Directors.

         Pursuant to the Certificate of Determination with respect to the Series 2 Shares, Vengold as the beneficial owner of all outstanding Series 2 Shares was entitled to elect two (out of a total of six) directors to the Board of Directors of the Issuer. In order to facilitate this right, Mr. David A. Lawler resigned from the Board of Directors of the Issuer and the Board was increased from five to six members. As discussed in item 4, Vengold's Director Designees have subsequently resigned from the Issuer's Board of Directors.

         Concurrently with the Purchase Agreement, Vengold also entered into a Standstill Agreement (the "Standstill Agreement") with the Issuer and two members of the Issuer's





                                                               PAGE 6 OF 9 PAGES
management (the "Managers"). Pursuant to the Standstill Agreement, the parties thereto agreed to the following:

                 (i)       Until March 15, 1996, Vengold will not
initiate, solicit or otherwise engage in any merger, tender offer, proxy solicitation, acquisition of shares or other action which might result in the acquisition of the Issuer unless such action was approved by a majority of the directors of the Issuer not elected by the Series 2 Shares and not affiliated with Vengold;

                 (ii)      Until November 15, 1996 (the "Option
Period"), the Managers have agreed not to sell any of their shares of the Class A Common without first offering them to Vengold at the price offered by a third party;

                 (iii) Until the expiration of the Option Period, the Issuer has agreed not to sell any additional shares of its Class A Common (except pursuant to a public offering or pursuant to an employee stock plan) without first offering them to Vengold at the offering price thereof;

                 (iv) Until November 15, 1998, Vengold has agreed not to sell any of the Securities (other than in a public offering) without first offering them to the Issuer at the price offered by a third party; and

                 (v) Until February 14, 1996, the Issuer agreed not to solicit or initiate any discussions with respect to the acquisition of the Issuer by any party other than Vengold, except as required by applicable law.

         As a condition to the purchase of the Securities, Vengold entered into an intercreditor agreement with each of Carl Seaman, Linda Seaman, Dana Manning and Jordan Seaman (collectively, the "Seamans") (the "Seaman/SJ Gold Agreement") on November 15, 1995. Pursuant to the Seaman/SJ Gold Agreement, the parties thereto agreed to the following:

                 (i) Vengold and the Seamans agreed that with respect to the collateral securing their respective convertible loans to the Issuer, they will have identical and co-extensive security interests and all rights and collateral will be shared between the parties on a pari passu basis; and

                 (ii) Until November 15, 1996, the Seamans agreed not to sell any of their Securities without first offering them to Vengold at the price offered by a third party.

         As a condition to Vengold's purchase of the Securities, the Issuer entered into a Debt Conversion and Modification Agreement (the "Seaman Agreement") with the Seamans. Pursuant to the Seaman Agreement, the Issuer and the Seamans agreed to the following:

                 (i) The Issuer agreed to prepay $1,811,656.52 in principal and accrued interest on the convertible debt of the Seamans by issuing to the Seamans 707,678 shares of the Issuer's Class A Common in exchange therefor;





                                                               PAGE 7 OF 9 PAGES

                 (ii) Upon the exercise of the Series Y Warrants by Vengold, the Issuer agreed to prepay $1,811,656.51 in principal and accrued interest on the convertible debt of the Seamans by issuing to the Seamans 517,616 shares of the Issuer's Class A Common in exchange therefor;

                 (iii) To extend all remaining principal payments on the convertible debt owed to the Seamans until November 15, 1998; and

                 (iv) To pay all interest on the Seamans' convertible debt for the next two years in shares of the Issuer's Class A Common.

                 ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS.

                 Exhibit A -      Stock, Note and Warrant Purchase Agreement
                                  between Issuer, Vengold Inc. and SJ Gold
                                  Holdings Inc.  dated November 15, 1995
                                  (without Exhibits)

                 Exhibit B -      Standstill Agreement (Agreement Not to
                                  Acquire Additional Shares, Right of First
                                  Offer Agreement on Additional Shares, Right of First Refusal Agreement on Certain Shares,
                                  No-Shop Agreement) among the Issuer, Vengold,
                                  SJ Gold, Timothy A. Callaway and Michael
                                  Epstein dated November 15, 1995

                 Exhibit C -      $3,000,000 Convertible Note of the Issuer
                                  dated November 15, 1995 payable to SJ Gold

                 Exhibit D -      Series Y Warrant for the purchase of
                                  2,000,000 shares of Class A Common of the Issuer

                 Exhibit E -      Series Z Warrant for the purchase of
                                  2,000,000 shares of Class A Common of the Issuer

                 Exhibit F -      Certificate of Determination of the Issuer's
                                  Series 2 Class B Common Stock

                 Exhibit G -      Seaman/SJ Gold Agreement (Intercreditor
                                  Arrangements, Right of First Refusal) between
                                  SJ Gold and the Seamans dated November 15,
                                  1995





                     [THIS SPACE INTENTIONALLY LEFT BLANK]





                                                               PAGE 8 OF 9 PAGES

                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, correct and complete.

Dated:  May 28, 1996

                                  VENGOLD INC.



                                  /s/ Ian W. Telfer
                                  ------------------------------
                                  By:      Ian W. Telfer
                                  Its:     President





                                                               PAGE 9 OF 9 PAGES